Exhibit 77C: Matter submitted to a vote of security holders

AFL-CIO Housing Investment Trust
2004 Annual Meeting of Participants

The 2004 Annual Meeting of Participants was held in Washington, D.C., on Thursday, June 10, 2004. The following matters were put to a vote of participants at the meeting through the solicitation of proxies:

Richard Ravitch was reelected to chair the Board of Trustees by a vote of 2,257,437.406 for, none against, 117,266.388 abstentions and 831,229.425 votes not cast.

Tony Stanley was reelected to the Board of Trustees for a three-year term by a vote of 2,261,279.679 for, none against, 113,424.114 abstentions and 831,229.425 votes not cast. John J. Sweeney was reelected to the Board of Trustees for a three-year term by a vote of 2,255,351.997 for, 184.607 against, 119,167.189 abstentions and 831,229.425 votes not cast. Frank Hurt was reelected to the Board of Trustees for a three-year term by a vote of 2,261,279.679 for, none against, 113,424.114 abstentions and 831,229.425 votes not cast. The following Trustees were not up for election and their terms of office continued after the date of the Annual Meeting: Linda Chavez-Thompson, John J. Flynn, Stephen Frank, George Latimer, Jeremiah O'Connor, Marlyn Spear, Andrew Stern, Edward C. Sullivan and Richard Trumka. Trustee Patricia Wiegert's term expired in 2004 and she did not seek reelection.

Ernst & Young LLP was ratified as the HIT's Independent Auditor by a vote of 2,261,517.659 for, none against, 113,186.135 abstentions and 831,229.425 votes not cast.